Contact

www.linkedin.com/in/will-
sahatdjian-42aa923 (LinkedIn)

Top Skills

JavaScript

Integration

Web Development

Certifications

Xamarin Certified Mobile Developer

Will Sahatdjian

Co-Founder & Former CTO of Taxfyle
Miami-Fort Lauderdale Area

Experience

Taxfyle
Co-Founder & CTO
2015 - Present (10 years)
Miami, FL

Kindwave
Co Founder & CTO
2014 - 2015 (1 year)
Miami, FL

HealthSun Health Plans, Inc
Senior Application Developer
January 2008 - March 2014 (6 years 3 months)
Coconut Grove, FL

Architected delivery routing, accountability tracking, claims integration and
electronic prescription systems on web, desktop and native iOS platforms.

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Education

Florida International University
Computer Science · (2006 - 2008)